Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	December 31, 2008

FIXED CHARGES:
Interest Expense	$45,601
Amortization of Debt Premium, Discount and Expense	422
Interest Component of Rentals	1,609

Total Fixed Charges	$47,632

EARNINGS:
Net Income before Dividends on Preferred Stock	$125,271
Add:
Income Taxes	74,339
Total Fixed Charges	47,632

Total Earnings	$247,242

Ratio of Earnings to Fixed Charges	5.2